Exhibit (a)(5)(F)

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF PUTNAM

___________________________________x
ROBERT STEINMETZ, individually and on
behalf of all others similarly situated,
Index No. 2561/2010
Plaintiff,

v.	CIVIL ACTION

KEVIN C. TANG, PETER F. DRAKE,	AMENDED CLASS ACTION
JOSEPH EDELMAN, JOHN LEMKEY,	COMPLAINT
DAVID P. MEEKER, ANNE M. VANLENT,
RODERICK WONG, SAIID ZARRABIAN,	JURY TRIAL DEMAND
PENWEST PHARMACEUTICALS CO.,
ENDO PHARMACEUTICALS HOLDINGS
INC., and WEST ACQUISITION CORP.,

Defendants.
___________________________________x

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this action on behalf of the public stockholders of Penwest Pharmaceuticals Co. (“Penwest” or the “Company”) against Penwest and its Board of Directors (the “Board”) seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of a proposed transaction in which Endo Pharmaceuticals Holdings Inc. and West Acquisition Corp. (collectively “Endo”) seek to acquire all of the outstanding shares of Penwest through a cash tender offer by means of an unfair process and for an unfair price of $5.00 for each share of Penwest common stock (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $168 million. On August 20, 2010, Endo filed the Offer to Purchase commencing the tender offer. The tender offer is scheduled to expire on September 17, 2010.

2. As described below, both the value to Penwest shareholders contemplated in the Proposed Transaction and the process undertaken by Penwest to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company. Despite their clear duty to maximize shareholder value in this change of control transaction, the Board utterly failed to do so. There was no auction, no market check and no shopping of the Company. Indeed, the Board failed to solicit even one other potential bidder to seek interest in acquiring Penwest, but rather entered into a deal with Endo in a series of discussions and negotiations that took a mere few days from the time of Endo’s initial unsolicited indication of interest, and was undertaken at a time when the Company was poised for growth.

3. In addition, on August 20, 2010, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the tender offer.

4. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Defendants’ violation of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

PARTIES

5. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Penwest.

6. Penwest is a corporation organized and existing under the laws of the State of Washington. It maintains its principal corporate offices at 2981 Route 22, Patterson, New York 12563, and is a drug development company that focuses on identifying and developing products that address unmet medical needs, primarily for disorders of the nervous system.

7. Defendant Kevin C. Tang (“Tang”) has a director of the Company since 2009 and is the Company’s Chairman of the Board.

8. Defendant Peter F. Drake (“Drake”) has been a director of the Company since 2005.

9. Defendant Joseph Edelman (“Edelman”) has been a director of the Company since 2009.

10. Defendant John Lemkey (“Lemkey”) has been a director of the Company since 2010.

11. Defendant David P. Meeker (“Meeker”) has been a director of the Company since 2007.

12. Defendant Anne M. VanLent (“VanLent”) has been a director of the Company since 2009.

13. Defendant Roderick Wong (“Wong”) has been a director of the Company since 2010.

14. Defendant Said Zarrabian (“Zarrabian”) has been a director of the Company since 2010.

15. Defendants referenced in ¶¶ 7 through 14 are collectively referred to as Individual Defendants and/or the Penwest Board. The Individual Defendants as officers and/or directors of Penwest, have a fiduciary relationship with Plaintiff and other public shareholders of Penwest and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

16. Defendant Endo Pharmaceuticals Holdings Inc. is a Delaware corporation with its headquarters located in Pennsylvania that engages in the research, development, manufacture, marketing, and sale of branded and generic prescription pharmaceuticals in the United States.

17. Defendant West Acquisition Corp. is a Delaware corporation wholly owned by Endo Pharmaceuticals Holdings Inc. that was created for the purposes of effectuating the Proposed Transaction.

JURISDICTION AND VENUE

18. This court has jurisdiction over each defendant named herein. Penwest’s principal executive offices are located at 2981 Route 22, Patterson, New York 12563. All Individual Defendants are directors and/or officers of the Company with sufficient minimum contacts with New York so as to render the exercise of jurisdiction by the courts of this State permissible under traditional notions of fair play and substantial justice.

19. Venue is proper in the Court because Penwest’s principal executive offices are located in Putnam County, and a substantial portion of the transactions and wrongs complained of herein, including the Individual Defendants’ participation in the wrongful acts detailed herein, occurred in Putnam County.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

20. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Penwest and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

21. Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

22. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

23. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty and good faith owed to Plaintiff and other public shareholders of Penwest, or are aiding and abetting others in violating those duties.

24. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

25. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

26. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Endo to attempt to eliminate the public shareholders’ equity interest in Penwest pursuant to a defective sales process, and (ii) permit Endo to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

27. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Penwest common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

29. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of August 12, 2010, Penwest has approximately 31.95 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iii)	Are the Individual Defendants, in connection with the Proposed Transaction of Penwest by Endo, pursuing a course of conduct that does not maximize Penwest’s value in violation of their fiduciary duties;

(iv)	Have Penwest and Endo aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background and its Products

30. Penwest is a drug delivery company focused on identifying and developing products primarily for rare disorders of the nervous system. Penwest’s drug delivery technology is included in Opana® ER, a product for the treatment of moderate to severe chronic pain marketed by Endo. The Company is also developing A0001 for the treatment of Friedreich’s Ataxia and MELAS syndrome.

Opana® ER

31. Opana® ER is an extended release formulation of oxymorphone hydrochloride that the Company developed with Endo, using the Company’s proprietary extended release TIMERx drug delivery technology. In September 1997, the Company entered into a strategic alliance agreement with Endo with respect to the development of Opana® ER. Under the agreement, the Company agreed to supply bulk TIMERx material to Endo and Endo agreed to manufacture and market Opana® ER in the United States. The current version of the agreement, which has been amended numerous times over the years is referred to herein as the Amended and Restated Strategic Alliance Agreement.

32. Opana® ER was approved by the United States Food and Drug Administration, or FDA, in June 2006 for twice-a-day dosing in patients with moderate to severe pain requiring continuous, around-the-clock opioid therapy for an extended period of time, and is being marketed by Endo in the United States. Under current terms of the Amended and Restated Strategic Alliance Agreement, Endo has agreed to pay the Company royalties on U.S. sales of Opana® ER at approximately 22% through 2012 and 20% for 2013. In 2009, the Company recognized $19.3 million in royalties from Endo related to sales of Opana® ER.

33. Pursuant to the Amended and Restated Strategic Alliance Agreement, any development and commercialization of Opana® ER outside the United States would be accomplished through licensing to third parties approved by both Endo and the Company, and that both would divide equally any fees, royalties, payments or other revenue received. In June 2009, Endo signed a collaboration agreement with Valeant Pharmaceuticals International (“Valeant”) to develop and commercialize Opana® ER in Canada, Australia and New Zealand. Under the terms of the agreement with Valeant, Valeant paid Endo an up-front fee of C$2 million, and agreed to make payments totaling up to C$1 million upon the achievement of sales milestones in Canada, and payments totaling up to AUS $1.1 million upon achievement of regulatory and sales milestones in Australia and New Zealand. In addition, Valeant agreed to pay tiered royalties ranging from 10% to 20% of annual net sales of Opana® ER in each of the three countries, subject to royalty reductions upon patent expiration or generic entry.

A001 Program

34. A0001 is a coenzyme Q analog that the Company is developing for the treatment of inherited mitochondrial respiratory chain diseases. The Company is conducting two Phase IIa clinical trials of A0001. The Company is conducting one trial in patients with Friedreich’s Ataxia, a rare degenerative neuro-muscular disorder, and the second trial in patients with the A3243G mitochondrial DNA point mutation that is commonly associated with MELAS syndrome, a rare progressive neurodegenerative disorder. The goal of these trials is to determine if A0001 has a discernible impact in the treatment of patients with these disorders using various biochemical, functional and clinical measures. The Company expects data from both of these trials by the end of 2010.

The Company’s Recent Strong Performance and Poise for Growth

35. The Company has been performing very well recently, particularly with respect to the royalties it is receiving from the sale of Opana® ER. On May 3, 2010, Penwest announced its financial results for the first quarter of 2010. Among the financial highlights, Penwest announced that total revenues for the first quarter of 2010 were $8.8 million, compared with $5.3 million for the first quarter of 2009. The increase was primarily due to $7.2 million of revenue recognized in the quarter for royalties from Endo on its net sales of Opana® ER, representing an increase of $2.8 million in royalties, compared with the first quarter of 2009. Net income for the quarter was $3.9 million, or $0.12 per share, compared with a net loss of $962,000, or a $0.03 loss per share, for the first quarter of 2009.

36. Penwest made significant accomplishments during the quarter, which included:

•	Achieving profitability for the third consecutive quarter.

•

Signing the Company’s fourth research and development agreement with Otsuka Pharmaceutical for Penwest to develop formulations of an Otsuka compound utilizing Penwest’s TIMERx® drug delivery technology.

•

Initiating a Phase IIa clinical trial of A0001 in patients with MELAS syndrome. The Company also has an ongoing Phase IIa clinical trial of A0001 in patients with Friedreich’s Ataxia, which it initiated in the fourth quarter of 2009.

•

Obtaining from the U.S. Food and Drug Administration (FDA) on March 1, 2010, “Fast Track” designation for A0001 for the treatment of Friedreich’s Ataxia. The FDA’s Fast Track program is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

37. In the press release announcing the results, Jennifer L. Good (“Good”), the Company’s President and Chief Executive Officer, said, “I am very pleased with the continued

progress we made implementing the three key elements of our business plan in the first quarter. Having initiated the enrollment of patients in our two Phase IIa trials of A0001, we are looking forward to seeing data in the third quarter of this year. We have also continued to grow our drug delivery business with additional work under our on-going relationship with Otsuka, and with the signing of the multi-drug, multi-year collaboration with Alvogen that we announced early in the second quarter. Finally, with regard to Opana® ER, during the first quarter we began to receive our full royalty rate. We are also continuing our patent litigation to protect the Opana® ER franchise in the U.S. and recently announced a settlement of our patent litigation with Barr Laboratories. We believe that by executing our business plan we can create value for shareholders, both in the short term as reflected in our stock price, as well as over the long term through our various partnerships and by generating data from the clinical trials of A0001.”

38. On August 4, 2010, the Company reported its results for the second quarter of 2010. The Company had a record quarter, reporting that revenues increased 159% year-over-year and total operating expenses decreased 28% year-over-year, leading to record net income of $8.4 million, or $0.26 per share. Among the operating and financial highlights for the quarter, the Company announced that:

•

Revenues in the quarter increased to $13.6 million, which included $12.3 million in royalties recognized from Endo on its net sales of Opana® ER, compared with revenues of $5.3 million in the second quarter of 2009. The second quarter of 2010 was the first full quarter for which the Company earned royalties from Endo at the full royalty rate under the agreement between the companies.

•	Net income for the second quarter of 2010 was $8.4 million, or $0.26 per share, compared with a net loss of $2.1 million, or a $0.07 loss per share, for the second quarter of 2009.

•

Penwest entered into agreements during the quarter with each of Barr Laboratories, Inc., Impax Laboratories, Inc. and Sandoz, Inc. to settle outstanding patent litigation on Opana® ER. Impax was granted a license to sell a generic version of Opana® ER beginning on January 1, 2013. As a result of Impax’s first-to-file status on the majority of strengths of the product, all other generic challengers will be barred from launching these strengths until 180 days after Impax launches.

•	Penwest signed a multi-drug development and commercialization agreement with Alvogen, Inc. to develop generic products using the Company’s TIMERx drug delivery technology.

39. In the press release announcing the results for the second quarter, Good stated: “It was a very significant quarter for Penwest and its shareholders with record financial performance as well as the settlement of the Opana® ER patent disputes. These settlements protect most strengths of the product until January 2013. Our focus for the remainder of the year will be to continue executing on our plan for the drug delivery business, complete the Phase 2 trials and pursue partnership discussions for A0001, and complete additional restructuring activities to further enhance our profitability. We believe that this plan will ultimately maximize the value we can return to our shareholders.”

40. In the same press release, the Company announced that it was increasing its revenue guidance for the full year 2010. The Company announced that it expects revenue to be in the range of $46 million to $48 million as compared to the Company’s previous revenue guidance of $43 million to $45 million.

41. Despite its promise and positioning for growth, the Company agreed to enter into the Proposed Transaction. In a press release dated August 9, 2010, the Company announced that it had entered into a merger agreement with Endo, stating, in part:

PATTERSON, NY August 9, 2010 — Penwest Pharmaceuticals Co. (Nasdaq: PPCO) today announced that it has entered into a merger agreement under which its long-time partner in the development and commercialization of Opana® ER, Endo Pharmaceuticals (Nasdaq: ENDP), has agreed to acquire all of the common stock of Penwest for $5.00 per share in cash. The total equity value of the transaction is approximately $168 million.

* * *

Under the terms of the merger agreement, Endo will shortly commence an all-cash tender offer to acquire 100 percent of the outstanding common stock of Penwest for $5.00 per Penwest share. The tender offer is expected to be completed in September 2010. Endo will acquire any Penwest shares that are not purchased in the tender offer in a second-step merger, which is expected to be completed in the fourth quarter, at the same price per share paid in the tender offer. The tender offer will be subject to certain closing conditions, including a minimum condition that not less than a majority of shares of Penwest common stock are tendered into the offer.

Shareholders Tang Capital Partners, LP, and Perceptive Life Sciences Master Fund Ltd. whose principals Kevin Tang and Joe Edelman, respectively, are members of Penwest’s Board of Directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, Penwest’s President and Chief Executive Officer, who collectively own 38.6% of the fully diluted common stock of Penwest, have committed to tender their shares in the tender offer.

The Proposed Transaction is Unfair

42. The $5.00 per share consideration is inadequate. First the Proposed Transaction represents a paltry premium of just 18.7% based on the closing price of Penwest stock the last trading day prior to the announcement of the Proposed Transaction. Just recently on December 21, 2009, a Bloomberg article entitled “CEOs paying 56% M&A Premium Shows Stocks May be Cheap” reported that “[t]he average premium in mergers and acquisitions in [2009] which U.S. companies were the buyer and seller rose to 56% this year from 47 percent last year [2008]…” Thus, the Proposed Transaction premium of 18.7% is well below the average premium in like transactions during 2009.

43. An article on evaluatepharma.com commented on the tremendous deal Endo was receiving, stating in part:

As for Endo, the deal looks a steal, consolidating as it does all profits from the Opana ER pain product franchise, prompting the company to immediately raise its earnings guidance for the current year.

* * *

Even with significant sales erosion expected over the next few years, EvaluatePharma’s NPV Analyzer currently values Opana ER at $223m, making the $168m acquisition, or $144m on an enterprise level, look like a good piece of business.

In addition to Opana ER, Penwest’s technology platform can also be applied to various branded and generic products while the company also has a promising phase II Friedreich’s ataxia candidate in A0001, all of which appear to be coming free to Endo at the acquisition price.

44. Cowen & Co. analyst Ian Sanderson called the Proposed Transaction “a wise move” on Endo’s part. “Assuming the Penwest acquisition is completed, we estimate that Endo will save $155 million in Opana® ER royalty payments through 2015, and the savings could be larger should the [tamper-resistant] version achieve market success,” Sanderson wrote in a research note. David Amsellem, senior analyst at Piper Jaffray, agreed that the Penwest acquisition would improve the economics of Opana® ER. He also pointed out that Penwest provides Endo with several oral drug delivery systems, including SyncroDose, a hydrophilic matrix system, which allows for customized drug release times, as well as the Geminex system, a dual-layer release system, which allows both layers to have independent release profiles.

45. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. Penwest shareholders are being cashed out at the unfairly low price of $5.00 per share, which doesn’t adequately take into account the tremendous growth potential for Penwest, and particularly Opana® ER and A0001. In addition, Endo will now be able to realize the benefits from the growth of Opana® ER all to themselves. In fact, following the announcement of the Proposed Transaction, Citi raised its price target of Endo from $26 to $28 per share.

Unfair Process

46. In addition, the Company conducted a flawed and hurried process whereby it failed to seek out potential acquirors for the Company. Only 17 days after Endo’s initial unsolicited offer to purchase the Company on July 16, 2010 the Company executed the merger agreement with Endo. During this time, the Board failed to conduct a market check and solicit interest from other potential acquirors. In fact, the Board failed to solicit even a single party to seek interest in acquiring the Company. In addition, the negotiations and discussions with Endo were undertaken solely by Good, the Company’s President and Chief Executive Officer, who is receiving material financial benefits upon consummation of the Proposed Transaction, including the vesting of restricted and unvested stock options and severance payments under her Retention Agreement with the Company.

47. On July 16, 2010, Good received a call from Julie McHugh (“McHugh”), Endo’s Chief Operating Officer, and Blaine Davis (“Davis”), its Vice President of Corporate Affairs, informing Good that Endo had been working with a collaborator on a tamper resistant extended release formulation of oxymorphone that was not formulated with Penwest’s TIMERx technology (the “TRF Product”), and that Endo had recently filed a new drug application with the FDA for the TRF Product. The parties then discussed the implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement between the parties. Good and McHugh again met on July 21, 2010 to further discuss the potential implications under the Amended and Restated Strategic Alliance Agreement.

48. On July 23, 2010, Good met with a number of Endo representatives including McHugh, Alan Levin, Endo’s Executive Vice President and Chief Financial Officer, and Caroline Manogue, Endo’s Executive Vice President and Chief Legal Officer. As stated in the

Recommendation Statement, “At the meeting, the parties expressed their differing views as to the implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement, including in particular their views as to the applicability of the exclusivity provision in the agreement.” The parties then discussed “various business solutions intended to resolve the parties’ differing views.” Notably, the Recommendation Statement fails to disclose the parties’ differing views and the solutions intended to resolve their differing views. As part of this discussion, Levin inquired whether Penwest would be interested in being acquired for $4.00 per share in cash. Good advised Endo that she would discuss the offer with the Board.

49. Thereafter, the Board met on July 25 and 26, 2010 and discussed, among other things, the implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement, the potential remedies for Penwest under the agreement, and the potential value of asserting Penwest’s position regarding the TRF Product. Neither the implications, remedies, or potential value considered by the Board has been disclosed in the Recommendation Statement for shareholders to evaluate. Following such discussion, the Board determined to communicate with Endo regarding its acquisition proposal. The reasons for making such determination was also noticeably absent from the Recommendation Statement.

50. Over the following two days, Good and representatives of Endo had a number of discussions until the parties agreed to proceed with a transaction at a price of $5.00 per share in the evening of July 28, 2010. Thereafter, over the following two weeks, the parties exchanged and revised drafts of the merger agreement, which was executed on August 9, 2010.

51. Throughout this time, the Board failed to conduct a market check or solicit interest from other potential acquirors. The Board unreasonably and disloyally failed to pursue an auction for the Company, use a market check or other mechanism to maximize value for the

Company’s public shareholders. Rather, following a series of discussions and negotiations between Endo and Good over the course of just a dew days, the Company had determined to sell itself to Endo.

The Preclusive Deal Protection Devices

52. Not only did the Board fail to conduct a pre-signing market check, but it also entered into this unfair transaction despite the lack of a post-signing “go-shop” period. Instead, the Board approved, on August 9, 2010, an operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”) that contained a set of onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

53. §6.5(a) of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Endo. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Endo, and at a price that has not been canvassed in the market.

54. Pursuant to §6.5 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Endo of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Endo is granted three business days to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a superior proposal. Endo is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

55. In other words, the Merger Agreement gives Endo access to any rival bidder’s information and allows Endo a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Endo and piggy-back upon the due diligence of the foreclosed second bidder.

56. In addition, the Merger Agreement provides that a termination fee of $5,000,000 must be paid to Endo by Penwest if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

57. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions also foreclose any likely alternate bidder from providing the needed market check of Endo’s inadequate offer price.

Health Grade’s Directors and Officers in the Proposed Transaction Stand to Receive Unique Material Financial Benefits in the Proposed Transaction Not Available to Penwest’s Public Shareholders

58. Certain of the Individual Defendants have clear and material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of Health Grades’ public shareholders.

59. For example, certain of the Individual Defendants currently hold restricted otherwise illiquid shares of Penwest, prior to the acceptance time of the tender offer, will vest and no longer be subject to restrictions and will enable the Individual Defendants to cash them out at $5.20 per share. The following chart shows the amount of restricted stock held by each Individual Defendant and the cash consideration each will receive upon tendering such restricted stock:

Name	Number of Unvested Shares of Restricted Stock	Consideration
Peter F. Drake	6,000	$30,000
David P. Meeker	6,000	$30,000
Anne M. VanLent	6,000	$30,000
Roderick Wong	20,000	$100,000
Saiid Zarrabian	20,000	$100,000

60. In addition, Good, the Company’s President and Chief Executive Officer, who single-handedly negotiated the deal with Endo will receive $274,400 by cashing out previously unvested stock options. In addition, pursuant to her Retention Agreement with the Company, Good will receive another $1,276,624 in severance payments if she is terminated without cause or resigns for good reasons following consummation of the Proposed Transaction.

61. These benefits and protections, among other aspects of the Proposed Transaction, caused the Individual Defendants to disregard their fiduciary duties to Penwest and its public shareholders and rush to bind the Company in a deal with Endo, rather than adequately inform themselves, seek other suitors and at the very least attempt to maximize shareholder value.

62. Based on the above, the Proposed Transaction is unfair to Health Grades’ public shareholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.

Shareholder Tender Agreements

63. In connection with the Proposed Transaction, shareholders Tang Capital Partners, LP, and Perceptive Life Sciences Master Fund Ltd. whose principals Kevin Tang and Joe Edelman, respectively, are members of Penwest’s Board, Defendant Tang, and Good, Penwest’s President and Chief Executive Officer, who collectively own 36.2% of the fully diluted common stock of Penwest, have committed to tender their shares in the tender offer, not to withdraw any such shares previously tendered, and to vote, and have appointed Endo as their proxy to vote, all such shares in favor of the merger. The shareholder tender agreements also provide that such shareholders shall not solicit an alternative acquisition proposal. Accordingly, 36.2% of Penwest’s common stock is already “locked up” in favor of the Proposed Transaction.

The Materially Misleading and Incomplete Recommendation Statement

64. On August 20, 2010, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the tender offer.

Projections

65. The Recommendation Statement fails to disclose material information concerning the projections prepared by management and provided to its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), and used by Merrill Lynch in rendering their fairness opinion. Management provided Merrill Lynch with forecasts for Opana® ER for years 2010-2020, the TIMERx franchise for years 2010-2022, and its A0001 Program for years 2010-2027. With respect to the Opana® ER forecasts, the Recommendation Statement states that the forecasts were “probability adjusted for potential introduction by Endo of the TRF product at different potential dates.” The Recommendation Statement must disclose the probability adjustments that were made to such forecasts, including the probabilities associated with each potential date, and the criteria used to select each probability/date scenario. Similarly, the Recommendation Statement states that “management estimates of additional operating income” derived under the Amended and Restated Strategic Alliance Agreement were also “probability adjusted,” but fails to disclose the detail regarding such adjustments. In addition, the Recommendation Statement states that with respect to the Opana ER forecasts, it was assumed that “The level of market acceptance of the TRF Product over the first three years of launch similar to the level of market acceptance of Opana ER during the three years after its launch,” but fails to disclose the reasons and criteria used to make this assumption.

66. With respect to the TIMERx franchise forecasts, the Recommendation Statement fails to disclose the criteria used to assume a 50% probability of approval and commercial sale of products under collaborations. With respect to the A0001 Program forecasts, the Recommendation Statement states that such forecasts assumed “$5 million in up-front payments, $2 million payment upon approval in 2013, probability-adjusted, and 1% net royalty upon product launch in 2014, probability-adjusted.” The Recommendation Statement should disclose the criteria used to select the amount of payments expected to be received (i.e. the $5 million up-front payment, the $2 million upon approval payment, and a 1% net royalty amount), as well as the criteria used for determining an approval date of 2013 and a launch date of 2014 for shareholders to truly be able to evaluate the prospects of the Company they are being asked to give up to Endo. In addition, with respect to the A0001 Program forecasts, the Recommendation Statement would have to disclose the criteria used to select the “20% probability of approval and commercial sale of product” in order to properly inform shareholders.

67. In addition, the Recommendation Statement should disclose the definition of “Unlevered Free Cash Flows” used in the preparation of the projections.

68. Lastly, the Recommendation Statement states that on July 26, 2010, Merrill Lynch presented to the Board a preliminary sum of the parts analysis, and that the Board “discussed the projections of management that were used by BofA Merrill Lynch in preparing the analysis and changes that management should make to the projections so that such projections and analysis would be more reflective of the Company’s current strategic plans.” The Recommendation Statement should disclose (a) whether the management made such changes; (b) if so, what changes were made; and (c) whether the projections disclosed in the Recommendation Statement and used by Merrill Lynch in rendering their fairness opinion reflected those changes.

Financial Analyses Conducted by Merrill Lynch

69. The Recommendation Statement completely fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by Merrill Lynch, the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Merrill Lynch and relied upon by the Board in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:

(i)	The criteria and assumptions used to select the negative 15% to negative 5% perpetuity growth rates used in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis.

(ii)	The criteria and key inputs used to select the 10% to 12% discount rate range used in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis.

(iii)	The projections, as well as the source of the projections, for years 2028-2029 for the Company’s net operating losses (“NOL’s”) used in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis.

(iv)	The criteria used to determine which transactions were “deemed relevant” that were used in the Premiums Paid on Selected Precedent Transactions analysis.

(v)	The premiums observed for each transaction in the Premiums Paid on Selected Precedent Transactions analysis, as well as the criteria used to select the 30.0% to 60.0% range used in the analysis.

(vi)	The “the implied premia of the Offer Price to the average of the closing prices for shares of Penwest common stock over various periods ending on August 6, 2010” reviewed and considered by Merrill Lynch.

(vii)	Fails to disclose the “transaction multiples for the Company based on the ratio of the net transaction value derived from the Offer Price to the Company’s estimated fiscal year 2010 and 2011 revenue and earnings before interest taxes depreciation and amortization (EBITDA) based on the Company Forecasts and estimates as of August 4, 2010 published by the sole equity research analyst that covers the Company” reviewed and considered by Merrill Lynch.

70. The Recommendation Statement also fails to describe material information concerning the implications of the TRF Product on the Amended and Restated Strategic Alliance Agreement, the differing views expressed by Endo and Penwest regarding the implications, the possible solutions discussed by the parties, the value to shareholders if the Board asserted their position, and the reasons the Board determined not to pursue each solution or assert their position, but rather agreed to pursue a sale to Endo. This information is material to shareholders in their understanding of whether there was another potential solution regarding the TRF Product that was a better alternative than the sale to Endo. In particular, the Recommendation Statement:

(i)	Fails to disclose the “implications of the TRF Product” under the Amended and Restated Strategic Alliance Agreement discussed between Endo and the Company on July 16, 2010 and again on July 21, 2010.

(ii)	Fails to disclose the “implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement discussed by the Board on July 22, 2010.

(iii)	States that at a meeting between Good and Endo representatives on July 23, 2010, the parties “expressed their differing views as to the implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement, including in particular their views as to the applicability of the exclusivity provision in the agreement,” and that the parties then discussed “various business solutions intended to resolve the parties’ differing views.” The Recommendation Statement must disclose the differing views held by each party, the views with respect to the “exclusivity provision,” and the various business solutions to resolve the parties’ differing views that were discussed.

(iv)	States that on July 25, 2010, the Board discussed the “differing views of Penwest and [Endo] as to the implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement and the potential remedies for Penwest under the agreement and the risks and uncertainties associated with Penwest’s position.” The Recommendation Statement must disclose the potential remedies discussed and the risks and uncertainties associated with Penwest’s position.

(v)	Fails to disclose “the potential value of asserting Penwest’s position regarding the TRF Product, the likelihood of success of such position, and the implications of the TRF Product on royalties Penwest receives from [Endo]” discussed by the Board on July 26, 2010.

(vi)	Fails to disclose the reasons the Board determined on July 26, 2010 to pursue discussions with Endo regarding their acquisition proposal.

71. As part of its negotiations with Endo, on July 28, 2010, the Company and Endo discussed “a potential spin-out of Penwest’s development assets to the Penwest shareholders as a means of giving Penwest shareholders value for the development assets.” That same day the Board discussed “alternative structures involving the possible spinoff to Penwest’s shareholders of Penwest assets and other potential solutions to resolve the differing views between the parties regarding the TRF Product.” The Recommendation Statement should disclose the alternative structures involving the spinoff that were discussed as well as the other potential solutions discussed by the Board. Later that day, Levin called Good and expressed Endo’s willingness to proceed under one of two alternatives, whereby “(i) [Endo] would acquire Penwest for a price of $4.50 per share in cash after the spinoff of assets to Penwest shareholders; or (ii) [Endo] would acquire all of Penwest without any spinoff of assets for a price of $4.75 per share in cash.” Later that evening, the Board discussed the “cost and complexity” of the spinoff, and determined to forego the spinoff alternative and pursue the all-cash acquisition. The Recommendation Statement should disclose (a) a description of the assets proposed in Endo’s $4.50 per share plus spinoff proposal; (b) what was the “cost and complexity” of the spinoff reviewed by the Board, (b) whether the Board attributed a value to the spinoff, and if so to disclose such value; and (c) whether the Board reviewed or considered any financial analysis to determine the value of the spin-off, and if so to disclose the source and results of such analysis.

72. Lastly, the Recommendation Statement states that on July 6, 2010 the Board “adopted new operating priorities for Penwest. These new priorities included winding down certain aspects of the Company’s operations and returning capital to Penwest shareholders in the most tax-efficient manner available.” The Recommendation Statement must disclose the reasons the Board determined to wind down certain aspects of the Company’s operations and return capital to Penwest shareholders.

73. Further, the Recommendation Statement omits material information regarding the financial advisor retained in connection with the Proposed Transaction. Specifically, the Recommendation Statement states that:

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services, including having acted as placement agent in connection with a private placement of the Company’s equity securities.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as lender under a credit facility of Parent and (ii) having provided or providing certain treasury management products and services to Parent.

The Recommendation Statement must disclose the complete list of the services provided and currently being provided by Merrill Lynch to the Company and Endo, as well as the amount of compensation to received or to be received for such services. It is material for shareholders to be informed of any financial and economic interests Merrill Lynch has in the Proposed Transaction or in the parties involved that could be perceived or create a conflict of interest.

74. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

75. Plaintiff repeats all previous allegations as if set forth in full herein.

76. As Directors of Penwest, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Penwest’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

77. As discussed herein, the Individual Defendants have breached their fiduciary duties to Penwest shareholders by failing to engage in an honest and fair sale process.

78. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Penwest’s assets and will be prevented from benefiting from a value-maximizing transaction.

79. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

80. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty – Disclosure

(Against Individual Defendants)

81. Plaintiff repeats all previous allegations as if set forth in full herein.

82. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Penwest’s shareholders.

83. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

84. As a result, Plaintiff and the Class members are being harmed irreparably.

85. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against Penwest and Endo)

86. Plaintiff repeats all previous allegations as if set forth in full herein.

87. As alleged in more detail above, Penwest and Endo are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Penwest and Endo aided and abetted the Individual Defendants’ breaches of fiduciary duties.

88. As a result, Plaintiff and the Class members are being harmed.

89. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

August 25, 2010

LEVI & KORSINSKY, LLP

/s/ Shannon L. Hopkins
Shannon L. Hopkins, Esq. (SH-1887)
Joseph Levi, Esq. (JL-0848)
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171

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